Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are an advanced cell therapy company committed to cures for blood cancers and serious blood diseases. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have created a novel cell expansion platform, which we call our NAM platform, that is designed to enhance the number and functionality of donor cells in culture. This therapeutic platform leverages the unique properties of nicotinamide to enable the expansion of multiple cell types — including stem cells and natural killer, or NK, cells — with appropriate growth factors to maintain the cells’ original phenotype and potency. This may enable the administration of new therapies with the potential to improve treatment outcomes beyond what has been observed with current donor-derived therapies.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to enhance and expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant. The Company is currently enrolling patients in a pivotal Phase 3 clinical trial in approximately 120 patients with various hematologic malignancies, including high risk leukemias such as acute myeloid leukemia, acute lymphocytic leukemia, chronic myeloid leukemia, myelodysplastic syndrome, and lymphomas. We anticipate reporting top-line data from this study in the first half of 2020. In our Phase 1/2 clinical trials, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. In our Phase 1/2 clinical trials, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Based on the results of our Phase 1/2 clinical trials, we received Breakthrough Therapy Designation for omidubicel in the United States from the U.S. Food and Drug Administration, or the FDA. Furthermore, we received orphan drug designation from both the FDA and the European Medicines Agency.

We are also developing omidubicel for the treatment of other rare, life-threatening hematologic diseases, including severe aplastic anemia, a bone marrow failure disease, which is currently being investigated in a Phase 1/2 trial sponsored by the National Institutes of Health. In addition, we have applied our NAM-based cell expansion technology to NK cells, to develop our product candidate, GDA-201, an investigational, NK cell-based cancer immunotherapy, now being evaluated in a Phase 1 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma and multiple myeloma.

We have incurred significant net losses since our formation in 1998. Our net losses were $19.6 million and $30.3 million for the nine months ended September 30, 2019 and 2018. As of September 30, 2019, our accumulated deficit was $188.9 million. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	conduct our international, multicenter, randomized, pivotal Phase 3 clinical trial;

●	continue the preclinical development of our other product candidates;

●	file a Biologics License Application seeking regulatory approval for any of our product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any products for which we obtain regulatory approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development and commercialization efforts;

●	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

To continue to fund our operations, we expect to raise capital in addition to the net proceeds of this offering. We may obtain additional financing in the future through the issuance of our ordinary shares, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing funds will be sufficient to fund our operations through March 2020. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Components of Results of Operations

Revenue

We do not currently have any products approved for sale and, to date, we have not recognized any revenue. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments and future collaborations. If we fail to achieve clinical success or obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses, net

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Our research and development expenses, net of grants from the Israel Innovation Authority, or IIA, consist primarily of:

●	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;

●	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants, preclinical studies and clinical trials;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials; and

●	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if we can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; our intention to complete the intangible asset and use or sell it; our ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and our ability to measure reliably the expenditure attributable to the intangible asset during its development. Since our development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

Through September 30, 2019, we have received grants of approximately $30.5 million in the aggregate from the IIA for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties, at the rate of between 3% to 4% on all our revenue, up to a limit of 100% of the amounts of the U.S. dollar-linked grants received, plus annual interest calculated at a rate based on 12-month LIBOR. We have not paid any royalties to the IIA to date.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, which will also continue to apply to us following the repayment in full of the amounts due to the IIA. The Innovation Law restricts our ability to manufacture products and transfer technologies outside of Israel and may impair our ability to enter into agreements that involve IIA-funded products or know-how without the approval of the IIA. Any approval, if given, will generally be subject to additional financial obligations by us. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us, together with interest and penalties as well as expose us to criminal proceedings.

In June 2017, new rules, or the Licensing Rules, were published by the IIA allowing a grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The amount of the license fees is based on various factors, including the consideration received by the licensor in connection with the license, and shall not exceed six times the amount of the grants received by the grants recipient (plus accrued interest) for the applicable know-how being licensed. In certain cases, such as when the license consideration includes nonmonetary compensation or when a “special relationship” exists between the licensor and licensee (e.g., when a party controls the other party or is the other party’s exclusive distributor), or when the agreed upon consideration does not reflect, in the IIA’s opinion, the market value of the license, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose. See “Taxation – Material Israeli Tax Considerations” for more information.

Government grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing revenue. If no such economic benefits are expected, the grants are recognized as a reduction of the related research and development expenses.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

These research and development costs include share-based compensation and other employment costs, regulatory, quality assurance and intellectual property costs. The costs incurred in research and development expenses are to advance the development of our product candidates and preclinical research and development programs. A substantial majority of our research and development expenses are related to the development of omidubicel.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and administrative functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, executive compensation, and other customary costs associated with being a public company.

Finance income (expenses), net

Finance income (expenses), net, includes the gain or loss, as applicable, due to revaluation at fair value of warrants and the IIA royalty-bearing grants liability, offset by interest income from deposits and marketable securities.

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $120.5 million (including capital losses of $0.5 million) as of December 31, 2018. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. As of September 30, 2019, we did not recognize deferred tax assets for carryforward losses because their utilization in the foreseeable future is not probable.

Analysis of Results of Operations

Comparison of the nine months and three months ended September 30, 2019 and 2018

The following table summarizes our results of operations for the nine months and three months ended September 30, 2019 and 2018:

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
	(unaudited, in thousands)		(unaudited, in thousands)
Operating Expenses:
Research and development expenses, net(1)	$21,682	$17,169	$7,363	$5,132
General and administrative expenses(1)	12,195	7,008	4,621	2,438
Operating loss	33,877	24,177	11,984	7,570
Financial expenses (income), net	(14,166)	6,126	(1,718)	2,252
Loss before taxes on income	19,711	30,303	10,266	9,822
Taxes benefit	(70)	—	(170)	—
Net loss	$19,641	$30,303	$10,096	$9,822

(1)	Includes share-based compensation expense as follows:

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
	(unaudited, in thousands)		(unaudited, in thousands)
Research and development, net	$969	$799	$376	$172
General and administrative expenses	2,762	1,704	945	708
Total share-based compensation	$3,731	$2,503	$1,321	$880

Research and development expenses

Research and development expenses increased by approximately $4.5 million to $21.7 million in the nine months ended September 30, 2019 from $17.2 million in the nine months ended September 30, 2018. The increase was attributable mainly to a $3.0 million increase in clinical activities relating to advancing our Phase 3 clinical program and initiation of the GDA-201 clinical program, an increase of $2.4 million in salaries and benefits, consisting primarily of additional headcount focused on clinical development, a decrease of $1.3 million in royalty-bearing grants from the IIA, and an increase of $0.4 million in other expenses.

General and administrative expenses

General and administrative expenses increased by approximately $5.2 million to $12.2 million in the nine months ended September 30, 2019, from $7.0 million in the nine months ended September 30, 2018. The increase was attributable mainly to a $1.4 million increase in salaries and benefits as a result of hiring key C-level executives and establishing our US headquarters, an increase of $1.1 million in non-cash stock-based compensation expenses, a $1.1 million increase in commercial activities, and $1.2 million increase in professional services expenses, insurance, board fee, legal and other expenses incurred as a result of becoming a public company. and a $0.4 million increase in other expenses.

Finance expenses, net

Finance expenses, net, increased by approximately $20.3 million to $14.2 million of income in the nine months ended September 30, 2019, from $6.1 million of expenses in the nine months ended September 30, 2018, primarily due to non-cash expenses resulting from revaluation of warrants and the revaluation of IIA royalty-bearing grant liability.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the nine months ended September 30, 2019, we incurred net losses of $19.6 million, and net cash used of $ $26.6 million, was used in our operating activities. As of September 30, 2019 we had working capital of $60.1 million, and an accumulated deficit of $188.9 million. Our principal sources of liquidity as of September 30, 2019 consisted of cash and cash equivalents, available-for-sale financial assets and short-term deposits of $68.1 million.

Capital resources

Overview

Through September 30, 2019, we have financed our operations primarily through private placements of equity securities and through the grants received from the IIA. Since November 2018, we have also financed our operations through the proceeds of our public offerings.

Cash flows

The following table summarizes our statement of cash flows for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30,
	2019	2018
	(unaudited, in thousands)
Net cash provided by (used in)
Operating activities	$(26,608)	$(18,318)
Investing activities	(10,371)	8,885
Financing activities	36,175	2,217

Net cash used in operating activities

The cash used in operating activities during the aforementioned periods resulted primarily from our net losses incurred during such periods, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net losses for non-cash items mainly consisted of fair value adjustment of warrants, revaluation of the liability to the IIA and share-based compensation.

Net cash used in operating activities was $26.6 million during the nine months ended September 30, 2019, compared to $18.3 million used in operating activities during the nine months ended September 30, 2018.

The $8.3 million increase in cash used was attributable primarily due to an increase in our cash burn rate from operating activities.

Net cash provided by (used in) investing activities

Net cash used in investing activities was $10.4 million during the nine months ended September 30, 2019, compared to $8.9 million provided during the nine months ended September 30, 2018. The $19.3 million decrease in cash provided is primarily related to the sale and maturity of available for sale assets and bank deposits during 2018 and investment in available for sale assets and bank deposits during 2019, and purchase of equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $36.2 million during the nine months ended September 30, 2019, compared to $2.2 million provided by financing activities during the nine months ended September 30, 2018. The increase is primarily related to $37.1 million in proceeds from the issuance of our ordinary shares, net of issuance expenses, offset by lease liabilities resulting from implementation of IFRS 16.

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